

Mail Stop 4720

February 29, 2016

Via E-mail
Mr. Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer
Mallinckrodt plc
Perth House
Millennium Way
Chesterfield
Derbyshire, S41 8ND
United Kingdom

    **Re:    Mallinckrodt plc**
           **Form 10-K for the Fiscal Year Ended September 25, 2015**
           **Filed November 24, 2015**
           **Form 10-Q for the Quarterly Period Ended December 25, 2015**
           **Filed February 2, 2016**
           **File No. 001-35803**

Dear Mr. Walsh:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 25, 2015

Risk Factors, page 23
General

1. We note recent media reports regarding the pricing of Acthar and the potential for increased scrutiny and government investigations regarding such pricing. We also note the substantial decrease in your stock price in November 2015 in response to the negative publicity. Please tell us what consideration you gave to disclosing the material risks to your company related to the public scrutiny of your Acthar pricing, including the material impact of any current or potential investigations or litigation.

2.  We note that in your Registration Statement on Form S-4 (333-196054) you refer investors to the risk factors in Questcor's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Questcor's Current Report on Form 8-K filed on July 10, 2014. These risk factors inform investors of potential risks relating specifically to Acthar, such as details of reimbursement rates for Acthar, limitations placed on coverage of Acthar by certain insurers, product safety of Acthar and adverse events reported by patients. Given that sales of Acthar represent approximately 30% of your total net sales, please tell us why you have not included similar risk factors in your current Form 10-K and provided more fulsome disclosure relating to Acthar specifically, such as the cost per vial.

3.  We note that in your earnings call for the fourth quarter of 2015 you highlight your efforts to increase reimbursement through the use of six Specialty Pharmacies. Please tell us how the use of Specialty Pharmacies increases the reimbursement rate for Acthar.

Notes to Consolidated and Combined Financial Statements
Note 19: Commitments and Contingencies
Governmental Proceedings, page 118

4.  For each of the first two matters in this section you disclose that you cannot determine with certainty the ultimate outcome of the matter and that the ultimate resolution over amounts already accrued could have a material adverse effect on your financial condition, results of operations and cash flows. As ASC 450-20-25-2 requires only that a loss contingency be reasonably estimable, not determinable with certainty, tell us why you have not disclosed the reasonably possible loss or range of reasonably possible loss in excess of the amounts accrued as required by ASC 450-20-50-3 and 50-4. If you cannot reasonably estimate the possible loss or range of possible loss, tell us why not for each matter in your response and represent to us that you will specifically indicate this inability in future disclosures as required by ASC 450-20-50-4b.

Form 10-Q for the Quarterly Period Ended December 25, 2015
Notes to Condensed Consolidated Financial Statements
Note 1: Background and Basis of Presentation
Basis of Presentation, page 7

5.  Please tell us the nature of the medical affairs costs you reclassified to research and development expenses during the first quarter of fiscal 2016 as well as the nature of the medical affairs costs you continue to classify as selling, general and administrative expenses. For those costs you now classify as research and development expenses, tell us how these costs represent the discovery of new knowledge or the translation of new knowledge into new products or processes, consistent with the definitions of research and development, respectively, in ASC 730-10-20. Also see ASC 730-10-55-1 and 55-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

Mr. Matthew K. Harbaugh
Mallinckrodt plc
February 29, 2016
Page 3

1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments on the financial statements and related matters.  Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance